HiveTracks, Inc.
Cash Flow Statement

	Month To Date 12/31/2023	Year To Date 12/31/2023
Cash Flows from Operating Activities:		
Net Income (Loss)	(82,605)	(495,860)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	0	0
Amortization	21,659	237,565
Stock-based Compensation	0	0
Changes in Operating Assets and Liabilities:		
Changes in Net Accounts Receivable		
Changes in Accounts Receivable	2,700	(17,564)
Changes in Allowance for Doubtful Accounts	0	0
Change in Inventory	0	0
Changes in Prepaid Expenses and Other Assets	354	9,189
Changes to Accounts Payable	(151,631)	27,137
Changes to Sales and Used Tax Payable	0	0
Changes to Accrued Liabilites and Other Liabilities	380	23,314
Changes to Accrued Income Taxes Liabilities	0	0
Changes to Deferred Income Taxes Assets	0	0
Changes to Deferred Revenue	(353)	60
Changes to Intercompany		
Changes to Intercompany Receivable	0	0
Changes to Intercompany Payable	0	0
Net cash provided by operating Activities	(209,496)	(216,160)
Cash Flows from Investing Activities		
Capital Expenditures	(16,650)	(191,534)
Net sales (purchases) of ST investements	0	0
Purchase of long term investments and other assets	0	2,448
Investment in Subsidiary	0	0
Net cash provided by investing activities	(16,650)	(189,086)
Cash Flows from Financing Activities		
Changes in Debt Proceeds	186,030	417,698
Changes in Capital Stock	0	0
Net cash provided by financing activities	186,030	417,698
Net increase (decrease) in cash	(40,116)	12,452
Cash - Beginning of Period	89,543	36,974
Cash - End of Period	49,427	49,427